Exhibit (a)(5)(xx)

William M. Audet (Cal. State Bar No. 117456)
Adel A. Nadji (Cal. State Bar No. 232599)
AUDET & PARTNERS, LLP
221 Main Street, Suite 1460
San Francisco, California 94105
Tel: 415-568-2555
Fax: 415-568-2556
E-mail: waudet@audetlaw.com
anadji@audetlaw.com
Counsel for Plaintiff
[Additional Counsel for Plaintiff listed on signature page]
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

KATHERINE KRATTENMAKER, On Behalf of Herself and All Others Similarly Situated,	No.: CIV 474829 CLASS ACTION

Plaintiff,	COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

v.

ARTHUR D. LEVINSON, WILLIAM M. BURNS, ERICH HUNZIKER, JONATHAN K. C. KNOWLES, HERBERT W. BOYER, DEBRA L. REED, CHARLES A. SANDERS, GENENTECH, INC., ROCHE and ROCHE HOLDINGS INC.,	BY FAX

Defendants.
     Plaintiff, by her attorneys, alleges as follows upon knowledge as to Plaintiff and Plaintiff’s actions and as to all other matters upon information and belief:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of Genentech, Inc. (“Genentech” or the “Company”) to enjoin a self-dealing Buyout by which Roche and its Roche Holdings, Inc. subsidiary (collectively, “Roche,”) the Company’s
COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

majority shareholder, proposes to cash out the public minority shareholders of Genentech for $89 cash per share (the “Buyout”).
     2. An entire fairness standard applies to all aspects of the Buyout, as Genentech’s board of directors (the Individual Defendants herein) stand on both sides of the transaction, suffer from irreconcilable conflicts of interest, and cannot fulfill their fiduciary duties to act with undivided loyalty. The $89 cash per share proposed in the Buyout is an unfair price and is the product of a hopelessly flawed process that was designed to ensure the sale of Genentech to its majority owner at a price and on terms that are unfair to Plaintiff and the other public shareholders of Genentech.
JURISDICTION AND VENUE
     3. This court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.
     4. This Court has jurisdiction over each of the Defendants in this action because they conduct business in, reside in or are citizens of California.
     5. Venue is proper in that the Company’s main United States offices are located in this county, and Defendants’ wrongful acts arose in this county.
THE PARTIES
     6. Plaintiff Katherine Krattenmaker is and at all times relevant hereto was a shareholder of Genentech.
     7. Defendant Genentech is a biotechnology company that develops, manufactures, and commercializes pharmaceutical products. Genentech’s corporate headquarters is located at 1 DNA Way, South San Francisco, California 94080. The Company’s products include various pharmaceuticals for treatment of cancer, including Avastin, Rituxan and Herceptin. Genentech common stock is traded on the New York Stock Exchange under the symbol “DNA.”
     8. Defendant Roche is a Basel, Switzerland-based pharmaceutical company, with Roche Holdings, Inc. as the U.S. subsidiary that owns over 587 million shares of Genentech common stock, or approximately 55.8% of the total outstanding shares.
     9. Defendant Arthur D. Levinson (“Levinson”) has been a director of Genentech since
COMPLAINT BASED UPON
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1995 and is the Company’s Chairman and Chief Executive Officer.
     10. Defendant William M. Burns (“Burns”) has been a director of Genentech since 2004. Burns is also Chief Executive Officer of the Pharmaceuticals Division and Member of the Corporate Executive Committee of Roche.
     11. Defendant Erich Hunziker (“Hunziker”) has been a director of Genentech since 2004. Hunziker is also Chief Financial Officer and Deputy Head of the Corporate Executive Committee of Roche.
     12. Defendant Jonathan K. C. Knowles (“Knowles”) has been a director of Genentech since 1998. Knowles is also Head of Global Research and Member of the Corporate Executive Committee of Roche.
     13. Defendant Herbert W. Boyer (“Boyer”) is a co-founder of Genentech and has been a director of the Company since 1976.
     14. Defendant Debra L. Reed (“Reed”) has been a director of Genentech since 2005. Reed is also President and Chief Executive Officer of San Diego Gas & Electric and Southern California Gas Co. Reed is also a director of Halliburton Company.
     15. Defendant Charles A. Sanders (“Sanders”) has been a director of Genentech since 1999. Sanders, now retired, was previously Chairman and Chief Executive Officer of Glaxo, Inc., and is currently a professional director whose board memberships include Vertex Pharmaceuticals, Cephalon, Inc., Biodel Inc. and Icagen, Inc.
     16. Defendants Levinson, Burns, Hunziker, Knowles, Boyer, Reed and Sanders are referred to collectively herein as the “Individual Defendants.”
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     17. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently
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comply with these duties, the directors may not take any action that:
          a. adversely affects the value provided to the corporation’s shareholders;
          b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          c. contractually prohibits them from complying with their fiduciary duties;
          d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          e. will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     18. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors of Genentech, are obligated to refrain from:
          a. participating in any transaction where the directors’ or officers’ loyalties are divided;
          b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Buyout, violated the fiduciary duties owed to Plaintiff and the other public shareholders of Genentech, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class.
     20. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Buyout, the burden of proving the inherent or entire fairness of the Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
COMPLAINT BASED UPON
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THE BUYOUT IS AT AN UNFAIR PRICE, IS THE
PRODUCT OF UNFAIR DEALING, AND IS COERCIVE
     21. Roche has experienced declining financial performance as it has now filled large government orders for its Tamiflu product with the expectation that such orders will not be repeated. In order to mask its own declining performance, Roche issued a press release announcing the Buyout on July 21,2008, just ahead of a second press release announcing that Roche reported significant drops in net profit and sales for the first six months of 2008.
     22. Genetech, by contrast, has performed well and is expected to continue to do so. For instance, just one week before the announcement of the Buyout, Genentech on July 14, 2008 announced second quarter results that included a 9% increase in U.S. product sales, an 8% increase in operating revenue, and a 5% increase in earnings per share, driven by the successful launch of Avastin, Rituxan and Herceptin for treatment of various forms of cancer.
     23. The $89 per share proposed in the Buyout severely undervalues Genentech, and is designed to cap the market price of Genentech common shares just as Genentech announced one week earlier positive financial results despite a general downturn in the biotechnology sector.
     24. Analysts have confirmed the unfairness of the $89 per share Buyout. For instance, the Associated Press on July 21, 2008 reported that Goldman Sachs analyst May-Kin Ho stated that the price “does not seem to reflect the potential of Genentech’s pipeline,” that Lehman Brothers analyst Jim Birchenough “suggested Genentech is worth $120 per share, based on its position in the pharmaceutical industry and potential for its development programs,” and that Oppenheimer & Co. analyst Bret Holley “said a minimally acceptable offer would range from $102 to $110 per share.” Bloomberg reported on July 21, 2008 that Sanford C. Bernstein & Co. analyst Geoffrey Porges valued Genentech “well north of $100,” and The Wall Street Journal reported the comments of Morgan Stanley analyst Steven Harr that “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario[.]”
     25. Rather than make a fair offer for Genentech, Roche announced the lowball Buyout at $89 per share, representing a woefully inadequate 8.8% premium to Genentech’s market price, for its own selfish reasons to mask its own declining fortunes.
COMPLAINT BASED UPON
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     26. The Buyout is also coercive in that Roche is able to dictate the timing of a cash-out transaction over the objections of Genentech’s public shareholders. Unlike most majority-minority freeze-outs that require approval by an affirmative vote of the majority of the minority shares, Roche and Genentech have agreed to a unique provision to nullify a potential negative vote of Genentech’s public shareholders through a forced sale.
     27. In the event that a majority of the minority shares do not vote in favor of the Buyout, Roche may still complete the Buyout through an agreement with Genentech whereby Roche would instead pay public shareholders “the average of the means of the ranges of fair values for the Common Stock as determined by two investment banks[.]”
     28. Facing the likelihood of being cashed-out at the $89 Buyout, or being delayed in receiving a potentially higher fair value if the Buyout does not obtain majority of the minority approval, numerous shareholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable. Arbitrageurs who purchased shares after the Buyout announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Buyout price.
CLASS ACTION ALLEGATIONS
     29. Plaintiff brings this action on her own behalf and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of Genentech common shares who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     30. This action is properly maintainable as a class action.
     31. The Class is so numerous that joinder of all members is impracticable. According to Genentech’s most recent SEC filings, there are 7.6 million common shares of Genentech outstanding, held by an unascertained number of shareholders, but certainly in the thousands.
     32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions
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include, inter alia, the following:
          a. whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout;
          b. whether the Individual Defendants are engaging in self-dealing in connection with the Buyout;
          c. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Buyout;
          d. whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Genentech;
          e. whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buyout, including the duties of good faith, diligence, honesty and fair dealing;
          f. whether Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          g. whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     33. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     36. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient
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adjudication of this controversy.
     37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
COUNT I
BREACH OF DUTY OF LOYALTY AND ENTIRE FAIRNESS
(Against Defendants Roche, Levinson, Burns, Hunziker and Knowles)
     38. Plaintiff repeats and realleges the previous paragraphs as if fully set forth herein.
     39. As controlling shareholders and affiliates and associates thereof, defendants Roche, Levinson, Burns, Hunziker and Knowles (the “Roche Defendants”) owe a duty of undivided loyalty to the Genentech public shareholders. Under the circumstances here, the Roche Defendants also owe an obligation of entire fairness with respect to the Buyout. The entire fairness test applies because the Buyout is based on a negotiated merger agreement involving a majority shareholder, and requires action by Genentech’s board.
     40. The initiation and timing of the Buyout are a breach of the Roche Defendants’ duty of loyalty and constitute unfair dealing. The Buyout was initiated and timed by Roche and its affiliates and associates, including those Roche placed on the Genentech board. The Buyout was timed, designed and intended to transfer value from the public shareholders to Genentech’s majority shareholder.
     41. Roche, through the directors and officers it placed in Genentech, also has access to Genentech’s cash flow projections and other non-public information in order to determine that Roche can profit greatly by eliminating Genentech’s public shareholders at this time at a price of $89 per share. Accordingly, the Roche Defendants possess material facts that are not known in the market. The Roche Defendants have already sought to exploit this information asymmetry by claiming that the Roche offer represents a premium over the market price of Genentech stock, when that market price reflects a discounted value. Thus, Genentech’s controlling shareholder seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.
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     42. The negotiation and board approval of the transactions will not replicate arm’s-length negotiations between truly independent parties. The special committee Roche intends to create in order to manufacture an acceptance of its offer by Genentech will not provide any effective protection for the Class. Roche’s position as controlling shareholder and the level of control that Roche exerts over the Genentech board, both through the Roche-affiliated directors who make up the board’s majority, and the fact that Roche was able to hand-pick the remaining directors through its overwhelming economic interest in Genentech, makes it impossible for the special committee to render an independent decision that protects the interests of the public shareholders. Roche’s access to confidential financial and other information of Genentech, including Genentech’s internal communication with the FDA regarding approval for pharmaceuticals awaiting FDA approval also precludes effective arm’s-length negotiations between Roche and its self-created board committee. The “independent directors” that Roche foresees making up the committee are in no way independent of Roche’s influence. Each was handpicked to serve on the Genentech board by Roche and its associates, and each of them is elected by Roche, is paid handsomely by Roche, and may be replaced easily by Roche. Additionally, the fact that a special committee will be created at the behest of Roche necessarily taints the process. Roche’s suggestion of the formation of a special committee and its public statements regarding the committee’s approval of Roche’s offer indicate that it considered the result of the process to be a foregone conclusion.
     43. Defendants’ disclosure of the Buyout also reflects unfair dealing and a lack of candor. The Roche Defendants have already caused materially misleading and incomplete information to be disseminated to Genentech’s public shareholders. Roche’s statements concerning a premium over recent trading prices, for example, are materially misleading without further disclosures germane to the shareholders’ assessment of that premium. By misleadingly portraying the $89 price as a premium and driving a substantial portion of Genentech stock into the hands of arbitrageurs who will tender into the Buyout, the Roche Defendants seek to ensure that most shareholders will approve the Buyout. Having chosen to publicly announce their Buyout, the Roche Defendants had an obligation to be complete and accurate in the disclosures
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they chose to make, particularly because Genentech shareholders must decide whether to retain their shares in light of the Buyout or sell into the market.
     44. The Buyout represents an opportunistic effort to free Roche from future dealings with Genentech’s public shareholders at a discount from the fair value of their shares. As discussed above, the $89 per share offer price does not represent fair value. The premium Roche extols is meaningless, as it is based on a depressed market price of Genentech stock which reflects a minority discount based on Roche’s majority ownership of Genentech.
     45. Plaintiff has no adequate remedy at law.
COUNT II
BREACH OF DUTY OF CARE AND GOOD FAITH
(Against Defendants Boyer, Reed and Sanders)
     46. Plaintiff repeats and realleges the previous paragraphs as if fully set forth herein.
     47. Nominations to Genentech’s board are controlled by Roche, as the majority of the members of directors of Genentech are affiliated with Roche and the majority of the directors on Genentech’s nominating committee are affiliated with Roche. Thus, the selection of Genentech’s outside directors is controlled by a Roche-dominated board and board committee. Of course, the election of those outside directors is controlled by the majority voting power that Roche exercises. Consequently, Genentech’s outside directors are not truly independent as they are dependent on Roche for their selection and election as Genentech directors.
     48. Moreover, Genentech’s outside directors have profited handsomely through their directorship at a Company controlled by Roche. Among other things, defendants Boyer, Reed and Sanderd received unusually lavish board fees of between $387,000 and $392,000 for 2007. As the board met five times in 2007, the fees paid to these defendants amounted to over $77,000 per board meeting in 2007.
     49. As discussed above, Roche expects that the directors of Genentech who are not directors and/or officers of Roche will approve Roche’s $89 per share Buyout. However, those directors cannot, consistent with their fiduciary duties, approve any business combination with Roche that is not entirely fair to the Genentech public shareholders. Because, as detailed
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herein, the Buyout does not satisfy the entire fairness standard, the non-Roche directors of Genentech may not approve such transaction. Indeed, by pursuing transactions which are not entirely fair to the Genentech public shareholders, the defendants have already violated their fiduciary duties to those shareholders.
     50. Plaintiff has no adequate remedy at law.
     WHEREFORE, Plaintiff, on her behalf and on behalf of the Class, prays that the Court provide relief, including:
     A. Declaring this action to be a proper class action and certifying Plaintiff as class representative and Plaintiff’s counsel as class counsel;
     B. Preliminarily and permanently enjoining defendants from disenfranchising the Class and effectuating the Buyout;
     C. Declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class;
     D. Declaring the Buyout void and ordering rescission if that transaction is consummated;
     E. Requiring Defendants to account for all shares, money and other value improperly received from Genentech;
     F. Requiring disgorgement and imposing a constructive trust on all property and profits defendants received as a result of their wrongful conduct;
     G. Awarding damages, including rescissory damages, in favor of Plaintiff and the Class against all Defendants, jointly and severally, together with interest thereon;
     H. Awarding fees, expenses and costs to Plaintiff and Plaintiff’s counsel; and
     B. Granting such other and further relief as the Court deems just and proper.
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COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

Dated: July 21, 2008

AUDET & PARTNERS, LLP
By:	/s/ Adel A. Nadji
Adel A. Nadji
William M. Audet (Cal. State Bar No. 117456) Adel A. Nadji (Cal. State Bar No. 232599) 221 Main Street, Suite 1460 San Francisco, California 94105 Tel: 415-568-2555 Fax: 415-568-2556

GARDY & NOTIS, LLP James S. Notis 440 Sylvan Avenue, Suite 110 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337 Counsel for Plaintiff

COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY